CUSIP No. 55302P202	Schedule 13G	Page 1 of 13 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._____)*

MGT Capital Investments, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

55302P202
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55302P202	Schedule 13G	Page 2 of 13 Pages

1.		Names of Reporting Persons

Iroquois Capital Management L.L.C.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power
2,574 shares of Common Stock

1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

Warrants to purchase up to 437,500 shares of Common Stock (see Item 4)**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power
2,574 shares of Common Stock

1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

Warrants to purchase up to 437,500 shares of Common Stock (see Item 4)**

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

2,574 shares of Common Stock

1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

Warrants to purchase up to 437,500 shares of Common Stock (see Item 4)**

CUSIP No. 55302P202	Schedule 13G	Page 3 of 13 Pages

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9

9.99% (see item 4)) *, **
12.	Type of Reporting Person (See Instructions)

OO

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

** As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 55302P202	Schedule 13G	Page 4 of 13 Pages

1.		Names of Reporting Persons

Joshua Silverman
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power
2,574 shares of Common Stock

1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

Warrants to purchase up to 437,500 shares of Common Stock (see Item 4)**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power
2,574 shares of Common Stock

1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

Warrants to purchase up to 437,500 shares of Common Stock (see Item 4)**

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

2,574 shares of Common Stock

1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

Warrants to purchase up to 437,500 shares of Common Stock (see Item 4)**

CUSIP No. 55302P202	Schedule 13G	Page 5 of 13 Pages

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9

9.99% (see item 4) *, **
12.	Type of Reporting Person (See Instructions)

IN; HC

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

** As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 55302P202	Schedule 13G	Page 6 of 13 Pages

1.		Names of Reporting Persons

Richard Abbe
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power
2,574 shares of Common Stock

1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

Warrants to purchase up to 437,500 shares of Common Stock (see Item 4)**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power
2,574 shares of Common Stock

1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

Warrants to purchase up to 437,500 shares of Common Stock (see Item 4)**

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

2,574 shares of Common Stock

1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

Warrants to purchase up to 437,500 shares of Common Stock (see Item 4)**

CUSIP No. 55302P202	Schedule 13G	Page 7 of 13 Pages

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9

9.99% (see item 4) *, **
12.	Type of Reporting Person (See Instructions)

IN; HC

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

** As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 55302P202	Schedule 13G	Page 8 of 13 Pages

Item 1.

	(a)	Name of Issuer:

MGT Capital Investments, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:

500 Mamaroneck Avenue, Suite 204, Harrison, NY 10528

Item 2.

	(a)	Name of Person Filing:

	(b)	Address of Principal Business Office or, if None, Residence:

	(c)	Citizenship:

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Joshua Silverman, an individual who is a citizen of the United States of America (“Mr. Silverman”) and (iii) Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois and Mr. Silverman, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 641 Lexington Avenue, 26th Floor, New York, New York 10022.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share
	(e)	CUSIP Number:

55302P202

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. 55302P202	Schedule 13G	Page 9 of 13 Pages

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________________________________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          The information required by Items 4(a) - (c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

          The Company’s Prospectus Supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(1) on January 16, 2013, indicates that the total number of outstanding shares of Common Stock as of January 7, 2013 was 3,251,187. The percentages set forth on Row (11) of the cover page for each Reporting Person is based on the Company’s outstanding shares of Common Stock and assumes the conversion of the reported shares of 6% Series A Preferred Stock (the “Reported Preferred Stock”) and the exercise of the reported warrants (the “Reported Warrants”), in each case subject to the applicable Blocker (as defined below).

          Pursuant to the terms of the Reported Preferred Stock and certain of the Reported Warrants to purchase up to 613,496 shares of Common Stock, the Reporting Persons cannot convert or exercise any of the Reported Preferred Stock or such Reported Warrants until such time as the Reporting Persons would not beneficially own, after any such conversion or exercise, more than 4.99% of the outstanding shares of Common Stock (the “4.99% Blocker”) and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 4.99% Blocker. Consequently, at this time, the Reporting Persons are not able to convert or exercise all of the Reported Preferred Stock and these Reported Warrants due to the 4.99% Blocker.

CUSIP No. 55302P202	Schedule 13G	Page 10 of 13 Pages

          Pursuant to the terms of certain of the Reported Warrants to purchase up to 437,500 shares of Common Stock, the Reporting Persons cannot exercise any of such Reported Warrants until such time as the Reporting Persons would not beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock (the “9.99% Blocker” and together with the 4.99% Blocker, a “Blocker”) and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of these Reported Warrants due to the 9.99% Blocker.

          The number of shares of Common Stock into which the Reported Preferred Stock is convertible that is disclosed on rows (6), (8) and (9) of the Reporting Persons’ cover pages is determined based on the Conversion Price of $3.26 for every share of Reported Preferred Stock that is beneficially owned.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 55302P202	Schedule 13G	Page 11 of 13 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

IROQUOIS CAPITAL MANAGEMENT L.L.C.

	By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe

CUSIP No. 55302P202	Schedule 13G	Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 55302P202	Schedule 13G	Page 13 of 13 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 11, 2013

IROQUOIS CAPITAL MANAGEMENT L.L.C.

	By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe